BY EDGAR TRANSMISSION

September 10, 2009

Ms. Michelle Roberts
Mr. Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Variable Contracts Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-161200

Dear Ms. Roberts and Mr. Burak:

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on September 2, 2009 and on September 10, 2009. Changes in response to staff comments will be made by the Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the Reorganization of the MidCap Stock Account into the MidCap Blend Account.

Comment 1. Confirm that the address for Principal Variable Contracts Funds, Inc. does not include a street address.

     Response. Principal Financial Group and its affiliates have a designated zip code. Therefore, a street address is not necessary to insure delivery of mailings to the Fund.

Comment 2. Include an SEC file number for those filings incorporated by reference into the Registration Statement.

      Response. SEC file numbers have been included.

Comment 3. Conform the narrative of the Funds investment objectives to the description in the funds comparison section.

      Response. The disclosure has been made uniform throughout the Registration Statement.

Comment 4. Revise footnote 3 of the Average Annual Total Return Table so that the issuance of Class 2 shares is discussed first.

Response. Footnote 3 has been revised as requested.

Comment 5. Include an adjustment for the portfolio transitioning costs in the capitalization table.

Response. The adjustment has been included.

Comment 6. Remove references to Funds not subject to this Registration Statement in the section titled “Frequent Trading and Market Timing”.

Response. The section has been appropriately revised.

Comment 7. Revise the Registration Statement to use the appropriate singular or plural form of the word Fund(s).

Response. The Registration Statement has been appropriately revised.

Comment 8. Revise the Form of Plan of Acquisition to properly disclose who the responsible party is for the costs of the Reorganization.

Response. The correct Form of Plan of Acquisition has been included.

Comment 9. Update financial statements to a date no more than 245 days from the effective date of the registration statement.

Response. The financial statements have been updated.

Comment 10. Include an adjustment for the portfolio transitioning costs in the Pro Forma
Statement of Assets and Liabilities and include an appropriate footnote.

Response. The appropriate adjustment has been included.

Comment 11. Remove (000’s) reference from the shares column of the Pro Forma Schedule of
Investments.

Response. The section has been appropriately revised.

Comment 12. Include an adjustment for the portfolio transitioning costs in the pro forma Schedule of Investments.

Response. The appropriate adjustment has been included.

Comment 13. Include a statement in the Notes to Pro Forma Financial Statements as to which fund will be deemed the surviving fund.

Response. An appropriate statement has been included.

Comment 14. Revise the Notes to Pro Forma Financial Statements to properly disclose who the responsible party is for the costs of the Reorganization.

Response. Appropriate disclosure has been included.

Comment 15. Please clarify the last two sentences so that the appropriate estimate capital loss, estimated per share capital loss and estimated trading costs are disclosed.

Response. The disclosure has been modified.

Comment 16. Please update the capitalization table to reflect the NAV of Class 2 shares of the
Acquired Fund to the NAV shown in the semi-annual shareholder report. In addition, apply this correction to the pro forma statement of assets and liabilities.

Response. The revision has been made.

Comment 17. Please remove the share adjustment related to the expenses and trading costs associated with the Reorganization. In addition, apply this correction to the pro forma statement of assets and liabilities.

Response. The correction has been made.

Comment 18. Please update the table of contents and the information incorporated by reference in the Statement of Additional Information to include the semi-annual financial statements as of June
30, 2009.

Response. The information has been updated.

Comment 19. Please update the footnote reference to accumulated undistributed net investment income to reference the trading costs footnote.

Response. The footnote has been added.

Comment 20. Please add a footnote reference to the pro forma adjustment included in the schedule of investment.

Response. The footnote has been added.

Comment 21. Please update the footnote reference to accumulated undistributed net investment income to reference the trading costs footnote.

Response. The footnote has been added.

Comment 22. Please add a footnote reference to the pro forma adjustment included in the schedule of investment.

Response. The footnote has been added.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Variable Contracts Funds, Inc.